

04 FEB 17 AH 7: 21

The Morgan Crucible Company plc

13th February 2004

Morgan House, Madeira Walk,
Windsor, Berkshire SL4 1EP
Telephone: 01753 837000
Telefax: 01753 850872
DX No. 3824
www.morgancrucible.com

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549



04012846

SUPPL

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

David Coker
Company Secretary

PROCESSED

FEB 19 2004

THOMSON
FINANCIAL

Enclosure

Registered Office as above
Registered in England No 286773
K:\Stock Exchange Announcements\SEC Filing Letter.doc



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Full Text Announcement

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Company   Morgan Crucible Co PLC
TIDM   MGCR
Headline   Holding(s) in Company
Released   15:32 13 Feb 2004
Number   4207V

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)   Name of company:
The Morgan Crucible Company plc

2)   Name of shareholder having a major interest:
Aviva plc through its subsidiary Morley Fund Management Ltd

3)   Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-
beneficial interest or in the case of an individual holder if it is a
holding of that person's spouse or children under the age of 18:
Beneficial interest of the shareholder named in 2 and its subsidiaries.

4)   Name of the registered holder(s) and, if more than one holder, the number
of shares held by each of them:
BNY Norwich Union Nominees Ltd 1,486,286 shares; Chase GA Group
Nominees Ltd 8,279,474 shares; CUIM Nominee Ltd 1,184,180 shares.

5)   Number of shares/amount of stock acquired:
N/A

6)   Percentage of issued class:
N/A

7)   Number of shares/amount of stock disposed:
791,915

8)   Percentage of issued class:
0.34%

9)   Class of Security:
Ordinary shares of 25p

10)   Date of Transaction:
10th February 2004

11)   Date company informed:
Faxed letter dated 11/2/04 received 12/2/04

12)   Total holding following this notification:
10,949,940 shares

13)   Total percentage holding of issued class following this notification:
4.72%

14) Any additional information:
    Not known

15) Name of contact and telephone number for queries:
    Mr D.J. Coker, Company Secretary tel. 01753 837222

16) Name and signature of authorised company official responsible for making
    this notification:
    Mr D.J. Coker

17) Date of notification:
    13th February 2003

END



